April 2010 Pricing Sheet dated April 12, 2010 relating to Preliminary Terms No. 351 dated March 26, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
ELKS® Based on the Common Stock of CONSOL Energy Inc. due October 15, 2010
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – APRIL 12, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$29,250,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	April 12, 2010
Original issue date:	April 15, 2010 (3 business days after the pricing date)
Maturity date:	October 15, 2010
Underlying equity:	CONSOL Energy Inc. common stock
Underlying equity issuer:	CONSOL Energy Inc.
Coupon:	13% per annum, which due to the six-month term of the ELKS is equivalent to $0.65 per ELKS for the term of the ELKS
Coupon payment dates:	Monthly, on the 15th of each month, beginning on May 15, 2010
Payment at maturity (per ELKS):	If on any trading day from but excluding the pricing date to and including the valuation date:
	•	the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•
the closing price has decreased to or below the downside threshold price, then you will receive shares of CONSOL Energy Inc. common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.
The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$46.26, which is the closing price of the underlying equity on the pricing date
Downside threshold price:	$37.008, which is 80% of the initial equity price
Equity ratio:	0.21617, $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	October 12, 2010
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	617484449
ISIN:	US6174844497
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$29,250,000	$438,750	$28,811,250
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 351 dated March 26, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.